UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Mark Shefts, Domestic Securities, Inc., 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Domestic Securities, Inc. 22-2682329

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) C

Item 1.	Security and Issuer
Common Stock
Gencor Industries, Inc., 5201 North Orange Blossom Trail, Orlando, FL 32810
Item 2.	Identity and Background
(a)	Name of Person Filing: Domestic Securities, Inc.
(b)	Business Address: 160 Summit Avenue, Montvale, NJ 07645
(c)	Present Principal Occupation: NASD registered broker/dealer
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding: N/A
(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:  N/A

(f)	Citizenship: New York
Item 3.	Source and Amount of Funds or Other Consideration
Working Capital
Item 4.	Purpose of Transaction

Domestic Securities, Inc. is a market maker in the stock of the Issuer and purchased the stock for its market making activities as well as for investment purposes.

Domestic Securities, Inc. (“Domestic”) and its affiliate, Attain Services Corp.(“Attain”), employed attorneys, CPAs and others to review the Issuer’s filings with the Securities and Exchange Commission (“SEC”).  The work of those professionals resulted in the filing by Domestic Securities, Inc., Attain , and Josef Ross, a Gencor shareholder, of a shareholders’ derivative action on March 15, 2004, effective March 12, 2004, in the United States District Court for the Southern District of Florida against three of the directors of the Issuer, E.J. Elliott, John Elliott and Randolph Fields.  The lawsuit alleged, among other things, that certain of the Issuer’s SEC filings were false, misleading and contained material misstatements and sought relief for the benefit of the Issuer and all of its public shareholders to, among other things, (i) prohibit any further fraudulent filings by the Issuer with the SEC and (ii) appoint a special monitor of the court to investigate and oversee certain matters related to the Issuer and report back to the court.  Defendants filed a motion to dismiss and the court dismissed all causes of action other than plaintiffs’ request for an equitable accounting.  Plaintiffs then amended their complaint to add as defendants other current and former directors of the Issuer, the Issuer’s chief financial officer, the Issuer’s independent auditors, Moore Stephens Lovelace, PA and the Issuer’s outside counsel, Greenberg Traurig LLP.  The amended complaint alleges that defendants committed various violations of the Sarbanes Oxley Act of 2002.  Defendants filed a motion to dismiss on July 18, 2005.

On January 10, 2005, Domestic Securities, Inc. applied to have the Common Stock of the Issuer listed on the OTCBB; Gencor’s Common Stock began trading on the Bulletin Board on January 20, 2005

On March 14, 2005, Harvey Houtkin, Chairman of the Board and Chief Executive Officer of Domestic Securities, Inc., and Adam I. Frenz, in-house counsel to Domestic and a shareholder of the Issuer, filed a motion for summary relief against the Issuer in Delaware Chancery Court.  The plaintiffs alleged that the Issuer had not held a meeting of shareholders since March 2003 and asked the court to require the Issuer to hold a shareholders’ meeting as soon as possible.  On July 19, 2005, the court ordered the Issuer to hold a shareholders’ meeting on September 12, 2005

As a result of the foregoing, the Reporting Person’s position with respect to the Issuer may not be considered solely that of a passive investor..

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Domestic Securities, Inc. may purchase additional shares of Common Stock of the Issuer both as a market maker and as an investor and, alternatively, may sell all or a portion of the shares held by it.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: None
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries: None
(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

Domestic’s management believes that the Issuer’s board should consist of a majority of truly independent directors, representative of the shareholders, who would also comprise the Issuer’s Audit Committee, Nominating Committee and Compensation Committee.

(e)

Any material change in the present capitalization or dividend policy of the issuer:

Domestic’s management believes that the Issuer’s present management’s ability to control the composition of the Issuer’s board through their control of the Class B shares, which have the right to elect 75% of the Issuer’s directors, is not in the best interest of the public shareholders, is an impediment to maximizing shareholder value, and is no longer acceptable under applicable, present, legal standards.

(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

	None
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: None
(j)	Any action similar to any of those enumerated above: None
Item 5.	Interest in Securities of the Issuer
(a)	Amount of Common Stock beneficially owned by Domestic Securities, Inc. at the close of business on July 31, 2005 29,000 Percent of Class: 0.4%
(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

	Sole power to vote or to direct the vote:				0
	Shared power to vote or to direct the vote				29,000
	Shared with the directors of Domestic Securities, Inc., Harvey Houtkin and Mark Shefts				29,000
	Sole power to dispose or to direct the disposition of				0
	Shared power to dispose or to direct the disposition of				29,000
	Shared with the directors of Domestic Securities, Inc. Harvey Houtkin and Mark Shefts				29,000
(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a)

All of the following transactions were effected for Domestic Securities, Inc. as a market maker on the OTCBB:

	6/2/05	B	2,000	8.75
	6/3/05	S	-2,000	8.75
	6/28/05	B	25	8.10
	6/28/05	S	25	8.10

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Domestic Securities, Inc. and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer, are shared equally by the directors of Domestic Securities, Inc., Harvey Houtkin and Mark Shefts.

(e)	The date on which the reporting person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer was December 3, 2003
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included..

None.  However, Domestic is a co-plaintiff, with Attain Services Corp. and Josef A. Ross, in the suit filed on behalf of the Issuer, which was required to be named as a Nominal Defendant, a shareholders’ derivative action against the Issuer’s current directors, certain of its former directors, its chief financial officer, its independent auditors and its outside counsel, as described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2005
Date
s/Mark Shefts
Signature
Mark Shefts, President
Name/Title